Exhibit 99.1

Daqo New Energy Corp. Announces Share Repurchase Program

CHONGQING, China, August 26, 2015 — Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy" or the "Company"), a leading manufacturer of high-purity polysilicon for the solar PV industry, today announced that its board of directors has approved a share repurchase program, effective for one year from August 26, 2015.

The board of directors has authorized Daqo New Energy to repurchase up to US$10 million worth of its own issued and outstanding ordinary shares or American depositary shares representing ordinary shares in open-market purchases, in negotiated transactions off the market, in block trades or through other legally permissible means in accordance with applicable United States securities laws. The repurchase program does not obligate Daqo New Energy to make repurchases at any specific time. The board of directors will review the share repurchase program periodically and may authorize adjustment of its terms and size accordingly.

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) is a leading polysilicon manufacturer based in China. Daqo primarily manufactures and sells high-purity polysilicon to solar photovoltaic (PV) product manufacturers. It also manufactures and sells high-quality solar wafers. For more information about Daqo, please visit www.dqsolar.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this announcement, as well as Daqo New Energy's strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; the Company's ability to significantly expand its polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; and the Company's ability to lower its production costs. Further information regarding these and other risks is included in the reports or documents the Company has filed with, or furnished to, the Securities and Exchange Commission. Daqo New Energy does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of this press release, and Daqo New Energy undertakes no duty to update such information, except as required under applicable law.

For further information, please contact:

Daqo New Energy Corp.

Kevin He, Investor Relations

+86-187-1658-5553

Kevin.he@daqo.com